CANNEX US SUBSIDIARY SECOND FACILITY FULLY OPERATIONAL

Cannex continues strong growth with second indoor cultivation facility in Washington State

VANCOUVER, BC, April 3, 2018 - Cannex Capital Holdings Inc. (CSE: CNNX) (“Cannex” or the “Company”) is pleased to announce that its second state-of-the-art, turnkey indoor cannabis production facility, located in Elma, Washington, is now fully operational after being successfully inspected and licensed in late 2017. The facility has harvested all of its 19 flowering rooms in the last 60 days and has achieved annualized yields in excess of 500 grams/ft2, a benchmark set by the Company’s first 30,000 ft2 cultivation facility located in Tumwater, Washington.

The Elma facility is a highly-automated and efficient 60,000 ft2 building with 30,000 ft2 of flowering canopy. The facility is owned by Fuller Hill Development Co. LLC, a subsidiary of Cannex. Operated by 7Point Holdings LLC, a Washington-licensed recreational cannabis grower/processor, the building passed all approvals required to operate in late 2017. The initial harvests from all the facility’s 19 flowering cells produced a total of approximately 2,434 kilograms of dried cannabis flower and trim. Annualized, this represents a yield of over 500 grams/ft2, which is a yield the Company believes is unmatched by any other public reporting cannabis company.

The Elma facility was built to be one of the world’s most efficient indoor cannabis grows and is fully equipped with the latest in indoor cannabis technology including individualized HVAC units, auto-wateringsystems, and proprietary lighting design arranging over 2,100 flowering lights. This technology results in significantly less operating expense, and therefore greater margins, than competing facilities. The Elma facility offers a tangible example of Cannex’s core commitment to achieving maximum operating efficiencies through innovative facility design.

Total cannabis sales in Washington state continue to increase year after year. The Washington State Liquor and Cannabis Board reports cannabis sales of US$1.37 billion for fiscal year 2017, up from US$786 million in 2016.

“With this facility, Cannex continues to demonstrate its commitment to building the best cannabis facilities in the world,” said Leo Gontmakher, Director and COO of Cannex. “Bringing this additional efficient, high quality indoor capacity to the market represents an important milestone in our commitment to serving Washington’s medical patients and recreational consumers in the most efficient and cost effective way possible.”

Cannex’s other strategic tenant, Northwest Cannabis Solutions, is the leading producer of recreational cannabis in Washington State, achieving sales of over US$25,750,000 in 2017. Utilizing BrightLeaf-designed and developed turnkey growing facilities, NWCS was able to produce approximately 8,000 kilograms of cannabis in 2017. Distributed regularly to over 300 stores, NWCS is a leader in the Washington cannabis market.

About Cannex Capital Holdings Inc.

Cannex, through its wholly-owned subsidiaries, provides a wide range of services including real estate, management, financial, branding and IP to licensed cannabis business operators domestically and internationally. Cannex is focused on premium indoor cultivation, extraction, manufacturing and branding of edible and derivative products as well as retail operations. Cannex is undertaking expansion initiatives to support the acquisition and development of additional assets in legal medical and recreational cannabis markets. Based in Vancouver, BC, Cannex is managed by a team of experienced industry and capital markets experts who are committed to aggressive, cost-effectivegrowth. Cannex currently owns BrightLeaf Development LLC which holds real estate assets, property leases, brands and intellectual property, and material supply agreements with Superior Gardens LLC (d/b/a Northwest Cannabis Solutions), Washington State’s and the Pacific Northwest’s largest full-line cannabis producer/processor, as well as 7Point Holdings LLC, another Washington State licensed cannabis producer/processor. Northwest Cannabis Solutions and 7Point Holdings are not Cannex subsidiaries, and Cannex does not hold any ownership position in either company.

Cannex Capital Holdings Inc.
Anthony Dutton, CEO
(604) 649-7787
Email: adutton@cannexcapital.com
Website: www.cannexcapital.com

This news release was prepared by management of Cannex, which takes full responsibility for its contents. The Canadian Securities Exchange (“CSE”) has not reviewed and does not accept responsibility for the adequacy of this news release. Neither the CSE nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

Statements in this news release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed here and elsewhere in Cannex’s periodic filings with Canadian securities regulators. When used in this news release, words such as “will, could, plan, estimate, expect, intend, may, potential, believe, should,” and similar expressions, are forward-lookingstatements.

Forward-looking statements may include, without limitation, statements including statements related to future developments and the business and operations of Cannex.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements. Such factors include, but are not limited to, the risk factors included in Cannex’s listing statement filed with the CSE.

Cannex cautions that the foregoing list of material factors is not exhaustive. When relying on Cannex’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Cannex has assumed that the material factors referred to in the previous paragraph will not cause such forward-lookingstatements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this news release represents Cannex’s expectations as of the date of this news release and, accordingly, are subject to change after such date.

There can be no assurance that such information will prove to be accurate or that management's expectations or estimates of future developments, circumstances or results will materialize. As a result of these risks and uncertainties, the results or events predicted in these forward-looking statements may differ materially from actual results or events.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-lookingstatements in this news release are made as of the date of this release. Cannex disclaims any intention or obligation to update or revise such information, except as required by applicable law.